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(CRAY LOGO)

EDGAR CORRESPONDENCE


                                                              September 12, 2005

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:      Cray Inc. - File No. 000-26820

Dear Ms. Collins:

         This letter responds to your comment letter dated August 18, 2005. Our numbered responses correspond to the numbering of your comments and questions.

1.       Goodwill.

         We operate in one business segment and have one reporting unit: global sales and service of high performance computers (See Note 16 to our Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2004 ("2004 Form 10-K"), page F-22). We do not have any other operating segment or reporting unit. Our products are designed to provide homogeneous solutions to a similar customer base worldwide and our design, development, manufacturing, sales, marketing and services are integrated. Operating results by geographical region, product line or services have not been prepared and they are not reviewed by our chief operating decision maker (our chief executive officer) to allocate resources or to assess performance. For further analysis regarding our segment reporting, based upon Statement of Financial Accounting Standard ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, see our response to Question 5 below.

         As we have one reporting unit we do not allocate goodwill among separate reporting units. We had approximately $55.6 million of goodwill recorded on our December 31, 2004, balance sheet, including the approximately $38 million of goodwill you noted relating to the OctigaBay Systems Corporation April 2004 acquisition. As stated above, this goodwill was not allocated. The technology from this acquisition is being integrated together with our existing technology across our Company product road map, and the sales, marketing, manufacturing and administrative functions are common and integrated.

         In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we test goodwill for impairment on an annual basis (as of January 1 of each year) and between annual



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tests under certain circumstances, as described fully in Paragraph 28 of SFAS
No. 142. We use the two-step approach prescribed in SFAS No. 142: first, to screen for potential impairment, and, secondly, if there is potential impairment, to measure the amount of any impairment.

         Pursuant to Paragraphs 19 and 23 of SFAS No. 142, our market capitalization on December 31, 2004, of approximately $417 million exceeded our carrying amount (shareholders' equity) of approximately $125 million by several times, and we concluded therefore that there was no potential impairment of goodwill.

         While we incurred significant losses and had negative cash flows from operations during the year ended December 31, 2004, and the quarter ended March 31, 2005, we did not consider these factors to be overriding indicators of impairment, that is, not deemed an adverse change in the business climate (as described in Paragraph 28 of SFAS No. 142). The other factors described as indicators in Paragraph 28 also do not apply to us from January 1, 2005, our annual measurement date, through May 10, 2005. Although we did not complete another impairment test as of the quarter end, we note that our market capitalization on March 31, 2005, of nearly $223 million was more than double our shareholders' equity of approximately $106 million on that date.

         We acknowledge the significant decrease in our market capitalization from $553 million at June 30, 2004 to approximately $184 million on May 3, 2005, and $129 million at May 10, 2005, but we do not consider this decrease to indicate that an impairment has occurred as these amounts are still greater that our shareholders' equity as of March 31, 2005, and June 30, 2005. In accordance with Paragraph 23 of SFAS No. 142, a decline in the quoted market price of an entity's equity securities, and thus its market capitalization, creates a requirement to test goodwill for impairment only if the decline is determined to represent an event or change in circumstance that would more likely than not reduce the fair value of the reporting unit below its carrying amount. We do not believe the decline in the value of our equity securities during this period met that requirement or is indicative of an impairment of goodwill. We note that equity securities prices fluctuate constantly and while our market value has declined over the past 9 to 12 months, we believe it is reasonable to expect that our market value may increase in the future as we focus on improving our financial results. We will continue to review our goodwill and possible impairment as appropriate under this guidance.

         We believe that our position on goodwill impairment is not inconsistent with the decision to record a valuation allowance on deferred taxes in 2004. As described more fully in our response to Question 4, there are different criteria required under SFAS No. 109, Accounting for Income Taxes - "a demonstrated turnaround to operating profitability." In practice generally this turnaround is not demonstrated if cumulative net loss exceeds cumulative net earnings over the most recent three-year period. That criteria, based on a cumulative loss comparison, are not the same in determining whether we believe we will be profitable in the future for purposes of goodwill impairment under Paragraphs 19 through 23 and 28 of SFAS 142.



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2.       Revenue Recognition.

         In the past three fiscal years, over 70% of our revenue for product sales, development contracts (for which we record revenue) and system maintenance services has been from U.S. government agencies or commercial customers primarily servicing the U. S. government. See Note 16 to our 2004 Form 10-K, page F-23.

          In addition, we receive government funding for a portion of contracted research and development which is passed-through or netted against our gross research and development spending pursuant to the AICPA Federal Contractors Audit Guide, Paragraphs 3.53 and 3.54. The "government funding pass-through" line in Note 4, Accounts Receivable, Net on page F-13 of our 2004 Form 10-K, for example, reflects the amount of billed but unpaid government reimbursement of contracted research and development. See Note 2, Accounts Receivables, on page F-6 of our 2004 Form 10-K for the description of our related accounting policies.

         Our policy is to consider fiscal funding clauses or other contract contingencies as contingencies in the recognition of revenue until the funding is assured and we have been notified of that fact. We follow the guidelines set forth in Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, as modified by SAB No. 104, Revenue Recognition in Financial Statements. We plan to provide additional disclosure in future filings regarding our government funding pass-through accounting policies.

         Pursuant to our policy, we limit the recognition of revenue and receivables, as appropriate, to the amount funded by the applicable agency. For product sales, government funding is not an issue as we recognize product revenue upon receipt of a notice of acceptance, which government agencies cannot provide unless the acquisition is funded. For our revenue development contracts, our recorded revenue has not exceeded the agency's authorized funding. Most of our government system maintenance service contracts have been in place for multiple years and are billed and paid for within a government fiscal year. In those cases, funding is evidenced by an annual purchase order for the fiscal year of the respective agency. Once the purchase order is issued, the funds for the service are committed. There are no funding contingency clauses applicable once the annual purchase order is issued. Certain governmental customers pay the annual maintenance charges in advance pursuant to their authorized funding. In such cases, we invoice the annual amount and record deferred revenue. For system maintenance service agreements we recognize the revenue and associated expenses as the services are performed.

         In a limited number of instances we have accrued revenue for system maintenance service contracts with government agencies before we received the purchase order. At December 31, 2004, this accrual was $200,000 related to one customer. In these instances the receipt of the purchase order was delayed by late Congressional budget approvals and inter-departmental allocations or extended process. In those cases we considered, as appropriate, factors such as the fiscal funding clauses, Congressional continuing budget resolutions, the status of the budget before Congress, the renewal discussions with the agency and the agency's plans for continued use of the associated supercomputer system. Our computer systems are significant in size and the end of use and removal of a system from a site is a significant and planned event, known to all parties months in advance. We have had long



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experience in providing system maintenance services to government agencies and believed based on these factors the probability of non-renewal and failure to receive the purchase order to be very remote. In these situations we continued to provide the system maintenance services as requested by the government agency under the existing contract's terms and conditions as continued use of the supercomputer system was vital to the agency's mission critical programs. In all these instances, we in fact received a purchase order covering our services from the beginning of the government fiscal year.

         U.S. government funding pass-through contracts for research and development, generally covering a percentage less than 100% of our expenses, are funded incrementally. Invoices and credits to expense are limited to the approved funding. Invoices are issued after work is complete or contracted milestones are reached against a funded research and development contract. Thus there is no fiscal funding contingency for invoices issued, or credits to research and development expense, since neither event occurs without a full funding of the invoices prior to their issuance. There also is no repayment obligation, future discounts or shared rights obligations that would give rise to a liability or accounting treatment pursuant to SFAS No. 68, Research and Development Arrangements.

3.       Multi-Element Revenue Recognition.

         Due to the complexity of most supercomputer system sales transactions, often with deliveries of multiple systems, post-sale maintenance and implementation services, virtually all system sales are multiple element sales within the definition of EITF No. 00-21.

         We develop and include the system software (operating systems and programming environment) as an integral aspect of our supercomputer systems. Our system software is not more than incidental to the sale of the supercomputer system under the guidelines of footnote 2 to AICPA Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as we do not market or sell the system software separately from the hardware but, as stated above, integrate both into one system. In the vast majority of our sales of supercomputer systems, the revenue for a sale of a computer system is recognized upon acceptance by the customer and when we have no unfulfilled contractual obligations, in accordance with SAB No. 104. With smaller versions of our Cray XD1 system, the system software is also an integral aspect of the smaller system but we recognize revenue, absent a customer specific contractual acceptance requirement, upon shipment or delivery in accordance with SAB No. 104.

         We do not develop, market or sell software application programs; our customers use their own internally developed application programs and/or purchase third-party software application programs from other vendors.

         We occasionally sell, as a reseller, third-party software products to customers that require such products. These products augment the usability of the system software, such as a scheduler or file system, for example. The revenue associated with these arrangements has been immaterial, well below 1% of total product revenue in any one year. Almost always these products are integral to the computer system and revenue is recognized, as above, upon acceptance of the complete supercomputer system. Whether or not integral, the third-party software products



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are not more than incidental to the sale of the supercomputer system, as defined in footnote 2 to SOP No. 97-2, as their revenue is immaterial, they are not a focus of our marketing efforts, we do not provide post-sale maintenance for these products and we do not incur significant costs associated with these products.

         Pursuant to SOP No. 97-2, software that is incidental to the products or services as a whole are not required to be accounted for separately, and therefore EITF Issue No. 03-05, Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More than Incidental Software, is not applicable.

         If we were to sell software, whether ours or a third-party's, that was material and not incidental, we would recognize the revenue from such a software sale pursuant to SOP No. 97-2.

4.       Income Taxes.

         At the end of 2003, we reversed a valuation allowance for deferred tax assets. At that time we had enjoyed eight consecutive profitable quarters and had cumulative pretax income over the past three years, excluding unusual items and goodwill amortization. We then forecasted a profitable 2004, based upon continuing sales of our Cray X1 system, particularly to our U.S. government customers, and the successful introduction of new products expected to be launched in the second half of 2004.

         We instead reported losses for each quarter in 2004. At the end of the third quarter of 2004, the nine-month net loss exceeded our cumulative net income in 2002 and 2003 (we had only losses before 2002), and we faced a likely further loss in the fourth quarter. Because cumulative losses are a form of evidence that is among the most objectively verifiable form of negative evidence available, they carry more weight than other evidence that embodies some degree of subjectivity. SFAS No. 109, Paragraph 10 states that the most common period to consider in evaluating whether a company has accumulated net operating losses is over a three-year period - the current year and the two preceding years. If a cumulative net operating loss over this period exists, realization of a deferred tax asset is difficult to support if assertions of future profitability are based on forecasts of future profitable results without a demonstrated turnaround to operating profitability. See SFAS No. 109, Paragraphs 23, 25 and
103. Although we believed we would return to profitability, we could not demonstrate the likelihood of such profitability to the extent required under SFAS No. 109, Paragraph 23. Therefore, we recorded the valuation allowance at the end of the third quarter of 2004.

5.       Segment Information.

         Paragraph 10 of SFAS No. 131 requires that three criteria must be met in order for a unit to be considered an operating segment:

     o   It engages in business activities to earn revenue and incur expenses;

     o The operating results are regularly reviewed by the enterprise's chief operating decision maker to allocate resources and assess performance; and



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     o   Discrete financial information is available.

         We are in the business of designing, manufacturing, marketing, selling and servicing high performance computers, commonly known as supercomputers, that address the needs of the high performance computer market. Our customers - government agencies, academic research centers and large corporations that use high performance computers - together form a relatively small revenue segment of the entire computer market. Our high performance computer systems are similar except for scalability and form factors and are marketed to all of our worldwide customers. Our marketing, sales and service arms represent all products and services to the same market space and work together on both pre- and post- sale support. Our geographic offices outside of the United States are primarily sales and service offices. Many geographic offices have limited personnel supporting a small number of sales personnel and service personnel usually located at customer sites; other offices have no sales personnel and support one or a small number of service employees who service systems in the field (the systems may have been sold years earlier). Our overseas subsidiary structure principally is organized around local regulatory and tax requirements.

         In short, our products are designed to provide homogeneous solutions to a similar customer base worldwide and our design, development, manufacturing, sales, marketing and services are integrated.

         We do prepare operating results by geographical region, product line or services and such results are not reviewed by our chief operating decision maker (our chief executive officer) to allocate resources or to assess performance. In accordance with Paragraph 10 of SFAS 131, we have only one reporting unit.

         In Note 16, Segment Information, to our 2004 Form 10-K, pages F-22 and F-23, we set out the minimal disclosures required by Paragraph 38 of SFAS No. 131 regarding revenue and long-lived assets by geographical areas. These geographical areas, however, did not meet the definition of a separate operating segment or reporting unit for the reasons noted in the foregoing paragraphs.

6.       Form 8-K filed on February 7, 2005; Non-GAAP Financial Measures.

         We filed our Current Report on Form 8-K, on February 7, 2005, in order to furnish our press release regarding our financial results for the quarter and year ended December 31, 2004, as an exhibit. As stated in the press release, the purpose of the non-GAAP operating statement was to exclude acquisition-related charges arising from our April 1, 2004, acquisition of OctigaBay Systems Corporation. This information permitted investors to understand the costs associated with our traditional products, research and development and personnel costs had the acquisition not taken place. We believed this format provided more clarity to the comparison of the year-to-year and quarter-to-quarter financial statements, and provided all our investors with the same information requested by financial analysts.



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         Once we furnished the non-GAAP financial information as to operating expenses, the non-GAAP financial information regarding income (loss) from operations, income (loss) before income taxes, net income (loss) and net income
(loss) per common share are merely arithmetical derivations of the same information, and were provided purely for ease of use and calculation. We included a reconciliation of the GAAP and non-GAAP net income (loss).

         We complied with Item 10(e)(1)(i)(C) of Regulation S-K as we stated in the associated press release that the non-GAAP financial information was being provided "to exclude OctigaBay acquisition-related charges." No balance sheet information was adjusted for non-GAAP charges. As the non-GAAP financial information was used only to inform our investors, no disclosure was required pursuant to Item 10(e)(1)(i)(D) of Regulation S-K.

         With respect to Questions 8 and 9 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," dated June 13, 2003, we provided greater prominence to the GAAP financials, we did not provide the non-GAAP financial information in order to eliminate or smooth operating results and we did not refer to the non-GAAP information as non-recurring, infrequent or unusual.

         As the acquisition-related charges have been set out publicly, particularly the costs associated with amortization on purchased intangibles which otherwise were not separately set out on the GAAP operating statements, we have stopped presenting the non-GAAP financial information and have not included non-GAAP information with respect to our 2005 quarterly financial results. We have no intention of providing non-GAAP information in the foreseeable future.

7.       Form 8-K filed on April 15, 2005: Disagreements with Former Auditors.

         We believe we complied fully with the requirements of Item 4.01 of Current Report on Form 8-K and Items 304(a)(1) and 304(a)(3) of Regulation S-K. These items require a prompt report upon the resignation, declination to stand for re-election after completion of the current audit or the dismissal of our independent public auditors. We filed our Current Report on Form 8-K on April 15, 2005, promptly after Deloitte & Touche LLP informed our Audit Committee that it would decline to stand for re-appointment as our auditors for 2005.

         Item 304(a)(1)(v) requires a statement regarding certain disagreements with our former auditors for the most recent two fiscal years and for "any subsequent interim period preceding the former accountant's resignation, declination to stand for re-election or dismissal ('reportable events')." We provided this information - there were no such disagreements - through the interim period through Deloitte & Touche's declination, as required by the Item.

         Item 304(a)(1)(v) contains no requirement to update the report on disagreements through the completion of services (a subsequent period of performance is clearly anticipated by at least the requirement that companies file a Form 8-K upon declination), and there is no updating



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instruction to Item 304 nor have we been made aware of any published staff interpretation adding this requirement.

         We note that instructions to Item 4.01 of Form 8-K specifically contemplate the need for two Form 8-K filings in connection with a change in certifying accountants where the new accountants have not been retained prior to the filing the Form 8-K to announce the departure of the original auditors. (We filed two Form 8-Ks under these instructions.) In addition, the SEC stated, in connection with adopting the rules establishing the departure of the original auditors as a reportable event "where an auditor declines to stand for re-election after completion of his current audit, such action is the substantive act of resignation, rather than the later time when his current engagement is terminated."

         Deloitte & Touche completed its services for us upon the filing of our Form 10-Q for the first quarter on May 10, 2005. We had no reportable disagreements with Deloitte & Touche in the period from April 15, 2005, through May 10, 2005. In this situation, where there were no such disagreements with our accountants from declination through the completion of their services, there was no information material to our investors or the public that needed to be disclosed, and we do not see a reason for such a subsequent Form 8-K filing.

         We acknowledge that:

               o We are responsible for the adequacy and accuracy of the disclosures in our SEC filings;

               o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

               o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings or in response to its comments on our filings.

         Please contact the undersigned if you require additional information or desire to discuss any of the foregoing responses further (phone: 206-701-2091; facsimile: 206-701-2218; email: ken@cray.com).




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                                       Yours truly,

                                       /s/ Ken W. Johnson
                                       -----------------------------------------

                                       Kenneth W. Johnson
                                       Senior Vice President and General Counsel



cc.      Peter J. Ungaro, President and Chief Executive Officer
         Brian J. Henry, Chief Financial Officer
         Cray Audit Committee
         Christopher J. Voss, Stoel Rives LLP
         Andrew L. Read, Deloitte & Touche LLP
         David C. Lee, Peterson Sullivan PLLC



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